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                          COOLBRANDS INTERNATIONAL INC.

                            CODE OF BUSINESS CONDUCT

Section 1 Application and Purpose of the Code

     This Code of Business Conduct (the "Code") applies to all employees (full time, part time and casual), officers and directors of the CoolBrands International Inc. and its subsidiaries from time to time (collectively, the "Company").

     The Company is committed to maintaining high standards of integrity and accountability in conducting its business. This Code provides a framework of guidelines and principles to encourage ethical and professional behaviour among our employees, officers and directors. These guidelines and principles are intended to:

     o establish a minimum standard of conduct by which all of us are expected to abide;

     o protect the business interests of the Company, its customers, employees, officers and directors;

     o    maintain the Company's reputation for honesty and integrity; and

     o ensure that the Company, through each of us, complies with applicable legal obligations.

     As with all guidelines or principles, we are each expected to use our own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. Many situations are not explicitly addressed in this Code - if you are unsure about a particular situation or course of action speak to your immediate supervisor or the Chair of the Corporate Governance Committee if you are not comfortable speaking with your immediate supervisor. Reasons such as "everyone is doing it" or "it is not illegal" are not acceptable as excuses for violating this Code.

     In addition to this Code, the Company has adopted policies and procedures on specific topics (such as trading in securities of the Company) that also apply to each of us. We are expected to familiarize ourselves with these specific policies and procedures.

Section 2 Conflicts of Interest

     It is our policy to seek to ensure that the Company's best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors and potential business partners, and are conducted in a manner that avoids actual or potential conflicts of interest.

     In general, a conflict of interest exists where an individual's personal interests interfere with (or even appear to interfere with) his or her ability to act in the best interests of the Company. Conflicts of interests may exist in any situation where our ability to act objectively, or in the best interests of the Company, are influenced. These include the receipt of improper and material personal benefits by you or your family and friends, as a result of your position with the Company.




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     We should be scrupulous in avoiding any actual or potential conflict of interest with regard to the Company's interest.

     Conflicts of interest may take various forms, only some of which are mentioned in this Code. All employees should seek the advice of their supervisor with any questions or concerns, and should immediately disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to an apparent or actual conflict. Officers or directors should seek advice from or provide disclosure to a member of the Corporate Governance Committee. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner.

Section 3 Gifts and Entertainment

     Accepting gifts, entertainment, services, favours, personal discounts, and similar gratuities, other than of nominal value ($100 or less), from customers or suppliers of the Company or prospective customers or suppliers of the Company, is a conflict of interest. Additionally, frequent gifts from one source of any value should not be accepted. Employees, officers and directors may not engage in conduct that could be interpreted as directly or indirectly seeking, receiving or providing a bribe or kickback.

     A conflict of interest may also arise in the giving of gifts or entertainment. Employees, officers and directors may only offer gifts or entertainment of nominal value.

Section 4 Political Activities

     Employees, officers and directors may participate in the political process as private citizens. It is a separate personal political activity and, in order to comply with appropriate laws and regulations relating to lobbying or attempting to influence government, the Company will not reimburse employees for money or personal time contributed to political campaigns. Employees may not work on a political campaign while at work or at any time use Company facilities for that purpose. No employee, officer or director may offer improper political contributions when acting on behalf of the Company.

Section 5 Protection and use of the Company's Assets

     Company property is for Company business. We are each responsible for protecting the Company's assets from improper use including fraud, theft and misappropriation and from waste through carelessness or neglect.

Section 6 Records and Document Retention

     The Company requires honest and accurate recording and reporting of information in order to make informed and responsible business decisions. The Company's books and records should accurately reflect all business transactions. Undisclosed or unrecorded revenues, expenses, assets or liabilities are prohibited. The Company further prohibits the unauthorized destruction of or tampering of records, whether written or in electronic form, where the Company is required by law to maintain such records or where it has reason to know of a threatened or pending litigation relating to such records.




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Section 7 Information Security

     The Company encourages the use of information technologies and electronic communications resources and makes them available to certain employees. However, the use of Company electronic communications resources is limited to Company business. It is the Company's policy to secure and protect all information, whether print or electronic.

     The Company's information technologies and electronic communications resources may not be used to access material that contains defamatory, libellous, slanderous or disruptive statements, sexual comments or images. This also applies to comments or images that are discriminatory on the basis of race, religion, sex, national or ethnic origin, marital status, family status, sexual orientation, colour, age, disability, pardoned conviction or other characteristic protected by law.

     Confidential, sensitive or valuable information should not be sent over the Internet unless properly protected or encrypted. The Company reserves the right to inspect, monitor, or disclose electronic communications in all circumstances.

Section 8 Corporate Opportunities

     We must ensure that the activities in which we engage outside of our working hours do not conflict, or appear to conflict, with the Company's business or with our ability to fulfill your duties as employees, officers or directors. Therefore:

     o we may not simultaneously work for an organization that is one of the Company's competitors, suppliers or customers

     o we may not sell or promote a third party's line of products if these products compete for business with those offered by the Company

     o we may not accept outside employment or engage in any activity if that employment or activity will prevent us from performing our job at the Company fully and competently

     o we may not take advantage for our personal account of an opportunity that presents itself to as a result of our position with the Company

Section 9 Confidentiality of Corporate Information

     Information is a key asset of the Company. We should maintain the confidentiality of confidential information entrusted to us by the Company or any of its customers, suppliers or business partners, except where disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors of the Company or disclosure of which might be harmful to the Company.

     If you have access to confidential information as a result of your job, you must use every precaution to keep it confidential. It is important to use discretion when discussing Company business in public places such as restaurants and airplanes.

     Each of us also has a duty to protect any confidential information regarding the Company after we leave our employment with the Company.




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     The Company has also adopted a Disclosure Policy and an Insider Trading
Policy, each of which relates to the use and disclosure of confidential information. Employees, officers and directors should also ensure that they are familiar with the requirements of these policies.

Section 10 Fair Dealing with Other People and Organizations

     All business dealings undertaken on behalf of the Company should be conducted in a manner that preserves our integrity and reputation. Our competitive advantages are sought through superior performances, and never through unethical or illegal business practices.

     We should endeavour to deal fairly with the Company's customers, suppliers, competitors and employees. None should be taken advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Section 11 Diversity and Harassment-Free Environment

     The Company will not tolerate harassment of its employees, customers or suppliers in any form. Employees are required to treat each other fairly, openly and with respect. There are no Company policies, procedures or practices which would create an environment that prevents an employee from progressing in his or her career. It is prohibited to initiate or establish Company activities or programs that unfairly discriminate against an individual.

     Harassment is defined as unwelcome conduct, comments, gestures or contact that causes offense or humiliation to any employee, employment candidate, customer or member of the general public. This type of behaviour denies people their dignity and respect and is unacceptable. Harassment can occur at or away from the workplace and during or outside working hours if individuals are in a work-related situation. It can be verbal, physical, written (by use of computer, print, poster, handwriting), intentional or unintentional. It includes unwanted behaviours based on the following prohibited grounds of discrimination: race, religion, sex, national or ethnic origin, marital status, family status, sexual orientation, colour, age, disability, pardoned conviction or other characteristic protected by law.

     Harassment is considered employee misconduct by the Company and is not tolerated. It is each employee's responsibility to ensure that harassment or any other offensive or inappropriate behaviour does not happen.

     The Company will respond promptly to all complaints and ensure they are resolved quickly, confidentially and fairly. The Company will impose sanctions on any employee who violates this Section 11 of the Code regardless of position. However, different positions (such as supervisory or managerial positions) will be subject to more serious consequences due to the impact these positions have on employment conditions.

Section 12 Complying with the Law

     The Company strives to ensure that its business is conducted in all respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with all applicable anti-trust/competition, privacy, labour, human rights, environmental and securities laws.




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     Specifically, it is also our policy to comply with all applicable securities laws and regulations to ensure that material information which is not generally available to the public ("inside information") is disclosed in accordance with the applicable legal requirements. This includes implementation of policies and procedures, as set out in the Company's Insider Trading Policy, to protect against the improper use or disclosure of inside information, including improper trading of securities while in possession of inside information.

Section 13 Reporting of Illegal or Unethical Behaviour

     The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to seek to monitor and ensure compliance with the guidelines set out in this Code, including compliance with accounting, internal accounting controls or auditing requirements applicable to the Company. Any concerns or complaints in this regard shall be communicated to a member of the Corporate Governance Committee. Any complaints or concerns regarding accounting, internal accounting controls or auditing matters may be communicated in confidence, and anonymously, to the Audit Committee.

     It is the Company's policy to ensure that we can each communicate freely in respect of matters covered by this Code. No one may retaliate against any employee, officer of director for expressing a concern or complaint in good faith regarding a perceived violation of this Code. Retaliation includes any form of penalty, adverse employment consequence, including discharge, suspension, demotion or transfer, harassment or discrimination.

Section 14 Compliance Standards and Procedures

     Abiding by the standards of this Code and underlying policies is a serious matter for the Company. After all, high standards of business conduct are critical to maintaining public confidence. Violations can jeopardize the Company's relationships with customers, suppliers and investors and can even result in our loss of the privilege to do business in the countries in which we operate.

     The Company will take all reasonable steps to respond appropriately, promptly and consistently to violations of this Code and prevent further situations. This may include disciplinary action up to and including termination of employment, contract termination or other legal action such as seeking damages.

Section 15 Compliance and Waivers

     It is the role of the Corporate Governance Committee to seek to monitor compliance with the Code.

     Waivers from the Code will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. Waivers granted for the benefit of officers or directors require approval from the Corporate Governance Committee, which should ascertain whether a waiver is appropriate and seek to ensure that the waiver is accompanied by appropriate controls designed to protect the Company's interests. Any conduct that constitutes a material change must be reported through a material change report.




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     All matters of concern, including requests for waivers, shall be a communicated to the Chair of the Corporate Governance Committee.

     The Board of Directors may, from time to time, permit departures from the terms of this Code, either prospectively or retrospectively. The terms of this Code are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Section 16 Annual Review

     All officers and employees in supervisory roles are expected to review the Code once a year and certify that they have done so by signing the form attached as Schedule A. This form is kept in each such employee's personnel file.




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                                   Schedule A

    Annual Certification by Officers and Employees Who Have Supervisory Roles

I have reviewed and fully understand the CoolBrands International Inc. Code of Business Ethics.

I accept that my continued employment or engagement with the Company may be dependent upon my compliance with the rules and policies described in the Code of Business Ethics.

I have reported to my supervisor or to the Chair of the Corporate Governance Committee any relationship or other circumstances that do or could place me in conflict with the interests of the Company. Any new situations will be reported as they occur. I hereby certify that I have no real or potential conflict of interest, except as disclosed to the Company.

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Name


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Signature

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Date